Exhibit 99.1

Kamada Announces FDA Approval of its Plasma Collection Center in Houston, Texas

●	Houston Center Cleared to Commence Commercial Sales of Normal Source Plasma

●	State of the Art Facility has Annual Collection Capacity of Approximately 50,000 Liters of Plasma and an Estimated Annual Revenue Contribution of $8 Million to $10 Million at its Full Capacity

●	Center is Structured to Collect Normal Source Plasma and Specialty Plasma, such as Anti-Rabies and Anti-D; Anticipated to be One of the Largest Sites for Specialty Plasma Collection in the U.S.

REHOVOT, Israel, and HOBOKEN, NJ – August 11, 2025 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced that the U.S. Food and Drug Administration (FDA) has approved the supplement to its existing Biologics License Application (BLA) for Kamada Plasma’s collection center in Houston, TX. The approval was obtained following an on-site inspection made by the FDA during the second quarter of this year.

The center is now cleared to commence commercial sales of normal source plasma. The 12,000 square foot Houston facility supports 50 donor beds, with a planned capacity of approximately 50,000 liters per year, and is anticipated to be one of the largest collection centers for specialty plasma in the U.S.

“We are extremely pleased to announce the FDA approval of our state-of-the-art plasma collection center in Houston, and for the work of our dedicated team of plasma collection experts who achieved the approval of this facility,” said Amir London, Chief Executive Officer of Kamada. “Our three Texas-based sites, in Houston, San Antonio and Beaumont, provide us with significant capacity of specialty and normal source plasma collection.”

Following FDA’s approval of the Houston location, Kamada intends to seek a subsequent inspection and approval by the European Medicines Agency (EMA) of this site. In addition to its Houston and Beaumont, TX, locations, in March 2025, Kamada announced the opening of its third center in San Antonio, TX. Each of the Houston and San-Antonio centers are expected to generate annual revenues of $8 million to $10 million in sales of normal source plasma at its full capacity.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth from its commercial activities, including continued investment in the commercialization and life cycle management of its proprietary products, which include six FDA-approved specialty plasma-derived products: KEDRAB®, CYTOGAM®, GLASSIA®, WINRHO SDF®, VARIZIG® and HEPAGAM B®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom products, and the products in the distribution segment portfolio, mainly through the launch of several biosimilar products in Israel. Second: the Company aims to secure significant new business development, in-licensing, collaboration and/or merger and acquisition opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term growth. Third: the Company is expanding its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three operating plasma collection centers in the United States, in Beaumont Texas, Houston Texas, and San Antonio, Texas. Lastly, the Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need, with the lead product candidate Inhaled AAT, for which the Company is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) plasma collection center in Houston, TX has annual collection capacity of approximately 50,000 Liters of Plasma, 2) each of the Houston and San-Antonio centers expected to generate estimated annual revenue of $8 Million to $10 Million in sales of normal source plasma, at its full capacity, 3) the Houston center is anticipated to be one of the largest collection centers for specialty plasma in the U.S., 4) expectations that the Company’s three Texas-based sites, in Houston, San Antonio and Beaumont will provide significant capacity of specialty and normal source plasma collection, and 5) the Company’s intention to seek a subsequent inspection and approval by the European Medicines Agency (EMA) for its Houston center. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, effect of potential imposed tariff on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such potential tariff, the effect on establishment and timing of business initiatives, Kamada’s ability to leverage new business opportunities and integrate it with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com